Sempresto, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Sempresto, Inc. Management

We have reviewed the accompanying financial statements of Sempresto, Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

May 7, 2026

SEMPRESTO, INC.
BALANCE SHEET

AS OF DECEMBER 31,		**2025**	**2024**
ASSETS			
Current Assets:			
Cash and cash equivalents	$	934,698	49,811
Prepaid expense		3,559	4,167
Total Current Assets		938,257	53,978
Non-Current Assets:			
Intangible assets, net	$	208,868	6
Total Non-Current Assets		208,868	6
TOTAL ASSETS	$	1,147,125	53,984
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable	$	363,025	123,791
Payable - related party		610,000	360,000
Accrued expense		157,089	56,824
Total Current Liabilities	$	1,130,114	540,615
Non-Current Liabilities:			
Convertible note	$	75,000	75,000
SAFE notes		2,500,000	-
Total Non-Current Liabilities	$	2,575,000	75,000
TOTAL LIABILITIES		3,705,114	615,615
EQUITY			
Common stock	$	115	112
Additional paid in capital		3	-
Accumulated deficit		(2,558,107)	(561,743)
TOTAL EQUITY	$	(2,557,989)	(561,631)
TOTAL LIABILITIES AND EQUITY	$	1,147,125	53,984

See Accompanying Notes to these Unaudited Financial Statements

SEMPRESTO, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Operating Expenses			
General and administrative	$	1,174,448	515,156
Research and Development		839,405	44,398
Total Operating Expenses		**2,013,853**	**559,554**
Total Loss from Operations	$	**(2,013,853)**	**(559,554)**
Other Income (Expense)			
Interest expense	$	(3,750)	(2,189)
Interest income		21,239	-
Total Other Income (Expense)		**17,489**	**(2,189)**
Net Income (Loss)	**$**	**(1,996,364)**	**(561,743)**

See Accompanying Notes to these Unaudited Financial Statements

SEMPRESTO, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	APIC		
Beginning balance at 4/16/24	-	-	-	-	-
Issuance of Common Stock	11,154,416	112	-	-	112
Additional Paid-in Capital	-	-	-	-	-
Net loss	-	-	-	(561,743)	(561,743)
Ending balance at 12/31/24	11,154,416	112	-	(561,743)	(561,631)
Issuance of Common Stock	359,420	3	-	-	3
Stock-based compensation	-	-	3	-	3
Net loss	-	-	-	(1,996,364)	(1,996,364)
Ending balance at 12/31/25	11,513,836	115	3	(2,558,107)	(2,557,989)

See Accompanying Notes to these Unaudited Financial Statements

SEMPRESTO, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net loss	$	(1,996,364)	(561,743)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization		16,142	-
Stock-based compensation		3	-
Prepaid expense		608	(4,167)
Accounts payable		239,234	123,791
Payable - related party		250,000	360,000
Accrued expense		100,265	56,824
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		606,252	536,448
Net Cash provided by (used in) Operating Activities	$	(1,390,113)	(25,295)
INVESTING ACTIVITIES			
Intangible assets, net	$	(225,004)	(6)
Net Cash provided by (used in) Investing Activities	$	(225,004)	(6)
FINANCING ACTIVITIES			
Convertible note	$	-	75,000
SAFE notes		2,500,000	-
Common stock		3	112
Net Cash provided by (used in) Financing Activities	$	2,500,003	75,112
Cash at the beginning of period		49,811	-
Net Cash increase (decrease) for period	$	884,887	49,811
Cash at end of period	$	934,698	49,811

Supplemental Disclosures of Cash Flow Information:	2025	2024
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

Stock-based compensation totaled $3 and $0 for the years ended December 31, 2025 and 2024, respectively.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Sempresto, Inc. ("the Company") was formed in Delaware on April 16, 2024. The Company is a medical device development company addressing the under-utilization of emergency medications due to patient forgetfulness and lack of portability of current delivery devices. As many as 60% of patients do not have their epinephrine auto-injector or nasal spray with them during an allergic emergency. The Company pairs a patient's emergency medication with the one item most likely to be with them at all times which is their cell phone. Sempresto's innovative delivery device and companion app comprise a platform that can be used to address many other emergency medications beyond epinephrine, such as midazolam (epileptic seizures), sumatriptan (migraine/cluster headaches), naloxone (opioid overdose) to name a few.

The Company's operations are based in the United States of America ("U.S."), Weston, Massachusetts with a large portion of activities performed remotely by consultants.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The Company has incurred operating losses and negative cash flows and expects to continue to incur such operating losses and negative cash flows in the future. Management has concluded there is substantial doubt as to the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued. The Company plans to continue to fundraise, as well as seek alternate revenues from collaboration and license agreements. If adequate funds are not available, the Company may be required to initiate steps to slow cash burn, extending the cash runway until financing can be secured. As a result, the Company has concluded that management's plans do not alleviate substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments with respect to the recoverability of assets and liabilities and their classification that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $934,698 and $49,811 in cash as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Intangible assets are stated at cost, net of accumulated amortization. Amortization of intangible assets are calculated using the straight-line method over the estimated useful lives of the respective assets. Maintenance of the intangible assets that do not improve or extend the life of the assets are expensed when incurred. Upon sale or retirement of assets, the cost and accumulated amortization are removed from the balance sheets and any resulting gain or loss is reflected in the statement of operations in the period realized. The range of useful lives of intangible assets for the Company are amortized equally over their patent lives of the acquired intellectual property.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2025**	**2024**
Patent	7-13	$225,010	$6
Less Accumulated Amortization		(16,142)	-
Totals		**208,868**	**6**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll, consulting fees, legal fees, office expenses, travel expenses, and other miscellaneous expenses.

Equity Based Compensation

Equity Incentive Plan : During 2024, the Board of Directors adopted the 2024 Equity Incentive Plan (the "Plan"). Under the terms of the Plan, incentive stock options ("ISO") may be granted to employees of the Company and nonqualified stock options or restricted stock awards may be granted to directors, consultants, employees, and officers of the Company. The exercise price of ISOs cannot be less than the fair value of the Company's common stock on the date of grant. The options vest over a period determined by the Board of Directors, generally four years, and expire not more than ten years from the date of grant.

As of December 31, 2025, the Company's authorized common stock includes 1,407,620 shares of common stock reserved for the issuance of options, both ISOs and nonqualified stock options, and share awards under the Plan, of which 1,054,177 are available for future grants. As of December 31, 2024, the Company's authorized common stock includes 1,407,620 shares of common stock reserved for the issuance of options, both ISOs and nonqualified stock options, and share awards under the Plan, of which all are available for future grants.

Stock Options: The Company issued 466,820 options to the eligible employees and non-employees during 2025. The exercise price for the stock options was $0.0001 per share. Subject to individual agreements, the form of the employee stock option agreement provides that on the one-year anniversary of the vesting commencement date, 25% of the shares shall vest, and the balance of the shares shall vest in a series of 36 successive equal installments measured from the first anniversary of the vesting commencement date, provided that the option holder continues to provide services as of each relevant date. Additionally non-employee stock option agreements provide that shares vest in a series of 36 successive equal installments, provided that the option holder continues to provide services as of each relevant date.

The Company estimates the fair value of stock option awards on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions as of December 31, 2025:

Weighted Average Black-Scholes Assumptions	**2025**
Risk-free interest rate	4.45%
Expected option life	6.00
Expected dividend yield	- %
Expected stock price volatility	60.30%

The weighted average fair value per share of stock options granted during the years ended December 31, 2025 and 2024 was $0.0001. There was no intrinsic value of the options as none were exercised during the years ended December 31, 2025 and 2024, respectively. The following table summarizes the Company's stock option activity during the years ended December 31, 2025 and 2024.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, April 16, 2024	-	-
Granted	526,315	0.00001
Total options outstanding, December 31, 2024	526,315	0.00001
Granted	466,820	0.00001
Expired/cancelled	(113,377)	0.00001
Total options outstanding, December 31, 2025	879,758	0.00001
Options exercisable, December 31, 2025	375,242	0.00001

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, April 16, 2024	-	-
Granted	526,315	0.00001
Nonvested shares, December 31, 2024	526,315	0.00001
Granted	466,820	0.00001
Vested	(375,242)	0.00001
Expired/cancelled	(113,377)	0.00001
Nonvested shares, December 31, 2025	504,516	0.00001

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	**2024**
Net Operating Loss Carryforwards	330,149	41,740
Accrued Expenses	-	-
Amortization (difference in methods/timing)	4,422	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**334,571**	**41,740**
Less: Valuation Allowance	(334,571)	(41,740)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025 and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $1,138,446 and $143,931, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in 20 years beginning in the tax year in which the net operating loss is generated. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	**2025**	**2024**
Current tax expense	-	-
Deferred tax expense (benefit)	334,571	41,740
Valuation Allowance	(334,571)	(41,740)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2025	**2024**
Federal		
State		
Foreign		
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(419,257)	21.00%	(117,966)	21.00%
State taxes, net of federal benefit	(159,717)	8.00%	(44,939)	8.00%
Change in Valuation Allowance	578,975	-29.00%	162,905	-29.00%
Total Income Tax Expense (benefit)	-	-	-	-

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On June 1, 2024 the Company entered into a convertible note agreement with two of the founders. Upon the occurrence of an Equity Financing, the notes convert any outstanding principal and interest into preferred shares at a discount of 20% to the closing price of any financing that is at least $5 million. Please see note 5 for further details.

During 2024 and 2025, the Company incurred consulting fees payable to its founders. As of December 31, 2025 and 2024, amounts due to the founders related to these consulting fees totaled $610,000 and $360,000, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes Payable to Related Party

On June 1, 2024, the Company entered into a convertible note agreement with two of the founders. Upon the occurrence of an Equity Financing, the notes convert any outstanding principal and interest into preferred shares at a discount of 20% to the closing price of any financing that is at least $5 million. The amount outstanding at December 31, 2025 and 2024 was $75,000. The convertible founder's notes are unsecured and bear interest at a fixed rate of 5.00% per annum.

Simple Agreements for Future Equity (SAFE)

On May 27, 2025, the Company entered into SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreements have no maturity date and bear no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event. The agreement is subject to a pre or post money valuation cap. The total amount of the SAFES as of December 31, 2025 is $2,500,000. The valuation cap of the agreement entered was $17,500,000.

Debt Summary				**For the Year Ended December 2025**				**For the Year Ended December 2024**			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Debt	Accrued Interest	Current Portion	Non-Current Portion	Total Debt	Accrued Interest
Convertible Notes	75,000	5%	2029	-	75,000	75,000	5,938	-	75,000	75,000	2,188
SAFE	2,500,000	-	-	-	2,500,000	2,500,000	-	-	-	-	-
Total				-	2,575,000	2,575,000	5,938	-	75,000	75,000	2,188

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of common shares with a par value of $0.00001 per share. 11,513,836 and 11,154,416 shares were issued and outstanding as of December 31, 2025 and 2024, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2026, the date these financial statements were available to be issued.

Subsequent to December 31, 2025, the Company issued convertible promissory notes to four investors for a total of $225,000. The notes bear interest of 5% per annum and are convertible into shares of the Company's next qualified financing into preferred stock at a discount of 20% to per share closing price. The notes have a one-year life upon issuance.